Exhibit 99.1

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

EHGO Announces Strategic Partnership with Renowned IT Hardware Brand MAXSUN to Officially Expand into the U.S. Market

Shanghai, October 28, 2025 – Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a leading provider of integrated office and enterprise technology solutions in China, today announced that its U.S. subsidiary, Eshallgo USA Inc., has entered into a strategic partnership with Guangzhou Shangke Information Technology (Hong Kong) Co., Ltd., the global distributor of MAXSUN, one of China’s premier IT hardware brands.

Under the agreement, Eshallgo USA Inc. becomes a sales and distribution partner for MAXSUN products in the United States — marking Eshallgo’s official entry into the U.S. IT hardware and components market

“This partnership marks a pivotal step in Eshallgo’s international growth journey,” said Mr. Qiwei Miao, Chief Executive Officer of Eshallgo Inc. “MAXSUN’s product quality and brand recognition in Asia, combined with Eshallgo’s distribution capability and service infrastructure in the United States, position us to capture a significant share of the North American performance-hardware market. We see this collaboration as not only a revenue catalyst but also a foundation for our broader goal of becoming a trusted global technology solutions provider.”

Accelerating Eshallgo’s Global Expansion Strategy

This partnership represents a key milestone in Eshallgo’s strategy to evolve from a China-based office-solutions leader into a globally diversified enterprise-technology platform. By combining Eshallgo’s localized operational expertise and sales infrastructure with MAXSUN’s competitive product portfolio, the Company intends to establish a meaningful presence in North America’s fast-growing performance-computing and DIY-hardware segment.

Eshallgo will initially distribute MAXSUN’s motherboards, graphics cards, and storage products through both online and brick-and-mortar retail channels. The Company expects this expansion to enhance revenue diversification, strengthen its global technology ecosystem, and generate sustainable long-term value for shareholders.

Expanding into a Multi-Billion-Dollar Market

The global PC hardware and peripherals market continues to expand, driven by rising demand for high-performance computing, gaming, and AI-optimized systems. According to Grand View Research, the global gaming PC market alone was valued at approximately USD 61.8 billion in 2024 and is projected to grow at a compound annual growth rate (CAGR) of 13.5%  through 2030, reflecting continued consumer and enterprise investment in upgraded devices and performance components.

Within this environment, Eshallgo and MAXSUN see strong opportunity in the performance-hardware and DIY computing segments—categories increasingly driven by digital creators, remote professionals, and gaming enthusiasts seeking customizable, cost-effective hardware solutions. By leveraging Eshallgo’s localized distribution and AI-enabled operations with MAXSUN’s proven product portfolio, the partnership aims to capture a meaningful share of this growing market while driving sustainable value creation for shareholders.

About MAXSUN

Founded in 2002, MAXSUN is a well-known Chinese IT hardware brand specializing in the R&D and sales of DIY hardware products such as graphics cards, motherboards, memory modules, and solid-state drives. With continuous technological innovation, reliable product quality, and cost-effectiveness advantages, MAXSUN has become a preferred brand for millions of consumers around the world, with its products sold in many countries and regions globally. The brand has always adhered to the concept of “Quality Leads, Excellence as the Goal” to provide customers with better hardware solutions.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications that enhance document management, workflow automation, smart procurement, and secure collaboration. These tools help businesses modernize operations and boost efficiency through AI-driven insights.

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Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.

ir@eshallgo.com